Exhibit 10.1

AMENDED AND RESTATED EMPLOYMENT AGREEMENT

THIS AMENDED AND RESTATED EMPLOYMENT AGREEMENT (the “Agreement”), dated as of August 23, 2016, and effective as of September 1, 2016, is by and between ARRIS GROUP, INC., a Delaware corporation (the “Company”), and Bruce McClelland (“Executive”).

WHEREAS, the parties hereto previously entered into that certain Employment Agreement dated as of November 26, 2008, as subsequently amended by that certain Waiver dated as of December 31, 2015 (as so amended, the “Original Agreement”); and

WHEREAS, the parties now desire to further amend and restate in full the Original Agreement to reflect, among other things, changes in Executive’s title, responsibilities and compensation as reflected in this Agreement.

NOW, THEREFORE, in consideration of the foregoing recitals and the mutual covenants set forth herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1. Employment. Executive agrees to continue his employment with the Company, and the Company agrees to continue to employ Executive, on the terms and conditions set forth in this Agreement. Executive agrees during the term of this Agreement to use his best efforts, skills and abilities to promote the interests of the Company, and to faithfully and diligently perform his duties and responsibilities as stated in this Agreement. During the term of this Agreement, Executive shall not serve as a director or principal of any other company or charitable, religious or civic organization without the prior written consent of the Chairman of the Board of Directors of the parent corporation of the Company, ARRIS International plc (“Parent”).

Executive’s job title will be Chief Executive Officer and his duties and responsibilities will be those customarily performed by persons acting in such capacity and/or as are designated from time to time by the Chairman of the Board of Directors of the Parent. Executive will report directly to the Chairman of the Board of Directors of the Parent. Executive further agrees to serve, without additional compensation, as an officer or director, or both, of any subsidiary, division or affiliate of the Company, including Parent, or any other entity in which the Company holds an equity interest, provided, however, that (a) the Company shall indemnify Executive from liabilities in connection with serving in any such position to the fullest extent applicable to any other officer or director of the Parent or the Company and (b) such other position shall not materially detract from the duties and responsibilities of Executive pursuant to this Section 1 or his ability to perform such duties and responsibilities.

2. Compensation.

(a) Base Salary. During the term of Executive’s employment with the Company pursuant to this Agreement, the Company shall pay to Executive as compensation for his services an annual base salary of not less than $750,000 (“Base Salary”). Executive’s Base Salary will be payable in arrears (no less frequently than monthly) in accordance with the Company’s normal payroll procedures and will be reviewed annually and subject to upward adjustment at the discretion of the Board of Directors of Parent and/or the Compensation Committee thereof, but will not be lowered except in connection with reductions applied to all executive officers on an equal percentage basis and other than in contemplation of or on or after a Change in Control.

(b) Incentive Bonus. During the term of Executive’s employment with the Company pursuant to this Agreement, Executive will be eligible to participate in an annual incentive compensation program (the “Incentive Bonus”) as shall be determined by the Board of Directors of Parent and/or the Compensation Committee thereof at their discretion with an annual target bonus opportunity equal to 100% of Base Salary, and allowing for payment of up to 200% of Base Salary. For avoidance of doubt, with respect to any Incentive Bonus payable for 2016, the target bonus opportunity set forth in this Section 2(b) and the Base Salary set forth in Section 2(a) used to calculate the amount shall only apply for the portion of the year from September 1st through December 31st. Executive’s Incentive Bonus, if any, shall be payable as soon after the end of each calendar year to which it relates as it can be determined, but in any event within two and one-half (2-1/2) months after the end of calendar year to which the Incentive Bonus relates.

(c) Equity Compensation. During the term of Executive’s employment with the Company pursuant to this Agreement, Executive will be eligible to receive stock options, restricted stock, restricted stock units and/or other equity awards under the Parent’s applicable equity plans on such basis as the Board of Directors of Parent and/or the Compensation Committee thereof, as the case may be, may determine on a basis not less favorable than that provided to employees in comparable positions. However, nothing herein shall require the Parent to make any equity grants or other awards to Executive in any specific year

(d) Executive Perquisites. During the term of Executive’s employment with the Company pursuant to this Agreement, Executive shall be entitled to receive such executive perquisites and fringe benefits as are provided to the executives in comparable positions and their families under any of the Company’s plans and/or programs in effect from time to time and such other benefits as are customarily available to executives of the Company and their families, including without limitation vacations and life, medical and disability insurance, in accordance with the terms and conditions of such executive perquisites, fringe benefits and plans and/or programs.

(e) Tax Withholding. The Company has the right to deduct from any compensation payable to Executive under this Agreement social security (FICA) taxes and all federal, state, municipal or other such taxes or charges as may now be in effect or that may hereafter be enacted or required.

(f) Expense Reimbursements. The Company shall pay or reimburse Executive for all reasonable business expenses incurred or paid by Executive in the course of performing his duties hereunder, including but not limited to (i) reasonable travel expenses for Executive and (ii) reasonable attorney’s fees and costs associated with the review of this Agreement by counsel to Executive in an amount not to exceed $5,500. As a condition to such payment or reimbursement, however, Executive shall maintain and provide to the Company reasonable documentation and receipts for such expenses. Such payments and reimbursements shall be made as soon as administratively practicable following submission of reasonable documentation and receipts for such expenses but all such payments and reimbursements shall be made no later than the last day of the calendar year following the calendar year in which Executive incurs the reimbursable expense.

3. Term. Unless sooner terminated pursuant to Section 4 of this Agreement, and subject to the provisions of Section 5 hereof, the term of employment under this Agreement shall commence as of the date hereof and shall continue for a period of one year. The term automatically shall be extended by one day for each day of employment hereunder. Notwithstanding the foregoing, the term of employment under this agreement shall terminate, if it has not terminated earlier, without further action on the part of the Company or Executive, upon Executive’s 65th birthday. The date on which Executive’s employment with the Company terminates shall be the “Termination Date.”

4. Termination. Notwithstanding the provisions of Section 3 hereof, but subject to the provisions of Section 5 hereof, Executive’s employment under this Agreement shall terminate as follows:

(a) Death. Executive’s employment shall terminate upon the death of Executive, provided, however, that the Company shall continue to pay no less frequently than monthly (in accordance with its normal payroll procedures) the Base Salary to Executive’s estate for a period of three months after the date of Executive’s death.

(b) Termination for Cause. The Company may terminate Executive’s employment at any time for “Cause” (as hereinafter defined) by delivering a written termination notice to Executive, such notice to include in reasonable specificity the conduct justifying termination for Cause. For purposes of this Agreement, “Cause” shall mean, as reasonably determined in good faith by the Board of Directors of Parent and/or the Compensation Committee thereof, any of: (i) Executive’s indictment for (or its procedural equivalent), or entering of a guilty plea or plea of no contest with respect to, or conviction of a felony or a crime involving moral turpitude; (ii) Executive’s commission of an act constituting fraud, deceit or material misrepresentation with respect to the Company or any subsidiary, division or affiliate of the Company, including Parent, or any other entity in which the Company holds an equity interest; (iii) Executive’s embezzlement of funds or assets from the Company or any subsidiary, division or affiliate of the Company, including Parent, or any other entity in which the Company holds an equity interest; (iv) Executive’s engagement in habitual insobriety or the use of illegal drugs or substances; (v) Executive’s commission of any act or omission in connection with his duties for the Company which constitutes a material breach of applicable law or causes the Company materially to breach applicable law and with respect to which the Company would have the right, obligation or reasonable desire to terminate Executive’s employment; or (vi) Executive’s failure to correct or cure any material breach of or default under this Agreement within ten days after receiving written notice of such breach or default from the Company.

(c) Termination Without Cause. The Company may terminate Executive’s employment without Cause by delivering thirty days prior written notice to Executive.

(d) Termination by Executive. Executive may terminate his employment by delivering prior written notice as specified below to the Company, such notice to include in reasonable specificity the conduct by Company justifying termination by Executive if such termination occurs in connection with Company’s breach of this Agreement; provided, however, that the terms, conditions and benefits specified in Section 5 hereof (but not the continued vesting under Section 4(f) below) shall apply or be payable to Executive only if such termination occurs as a result of a material breach by the Company of any provision of this Agreement (which the Company fails to cure within thirty days after written notice of such breach from Executive delivered to the

Company within thirty days of such material breach). In case of Executive’s termination as the result of a material breach by the Company, the Executive’s Termination Date shall be the day immediately following the end of such thirty-day period (upon the Company’s failure to cure such breach), unless the Company provides for an earlier Termination Date. In all other cases of termination by Executive pursuant to this Section 4(d), Executive shall give the Company ninety days prior written notice.

(e) Termination Following Disability. In the event Executive becomes Disabled (as hereinafter defined) and is unable to perform his material duties and responsibilities hereunder for a period of at least ninety days in the aggregate during any one hundred twenty consecutive day period, the Company may terminate Executive’s employment at any time thereafter (provided Executive continues to be Disabled) by delivering a written termination notice to Executive. In the event of termination following Executive becoming Disabled, Executive shall only be entitled to receive his Base Salary and benefits under this Agreement for a period of six months after the effective date of such termination with his Base Salary payable in arrears no less frequently than monthly in accordance with the Company’s normal payroll procedures and continued benefits on a monthly basis through such time; provided however, in the event the Company temporarily replaces the Executive, or transfers the Executive’s duties or responsibilities to another individual on account of the Executive’s inability to perform such duties due to a mental or physical incapacity which is, or is reasonably expected to become, a Disability, then the Executive’s employment shall not be deemed terminated by the Company on account of Executive being Disabled until Executive then is considered Disabled as described above, and Executive shall not be able to resign pursuant to Section 4(d) on the basis of a material breach of this Agreement by the Company, or pursuant to Section 6(a) on the basis of Good Reason, as a result of any such actions by the Company.

For purposes of this Agreement, “Disabled” means any time that Executive is entitled to receive long term disability benefits under the Company’s long term disability plan, or if there is no such plan, Executive’s inability, due to physical or mental incapacity to substantially perform, with or without reasonable accommodation, his duties and responsibilities under this Agreement for a period of at least ninety days in the aggregate during any one hundred twenty consecutive day period. Any question as to the existence of Executive’s Disability as to which Executive and the Company cannot agree shall be determined in writing by a qualified independent physician mutually acceptable to Executive and the Company. If Executive and the Company cannot agree as to a qualified independent physician, each shall appoint such a physician and those two physicians shall select a third who shall make such determination in writing. The determination that Executive is Disabled will be made in writing to the Company and Executive, and such determination shall be final and conclusive for all purposes of this Agreement.

(f) Payments. Following any expiration or termination of this Agreement and Executive’s employment hereunder, in addition to any amounts owed pursuant to Section 5 hereof, the Company shall pay to Executive all amounts earned by Executive hereunder prior to the date of such expiration and termination, as soon as administratively practicable following the date of termination of Executive’s employment, in the normal course consistent with the provisions of this Agreement. Additionally, subject to Executive’s continued compliance with Sections 7 and 8 of this Agreement, if (i) the Company terminates Executive’s employment without Cause pursuant to Section 4(c) or (ii) Executive terminates his employment with the Company pursuant to Section 4(d) (whether or not in connection with any material breach by the Company), in either event on or after Executive attains age 62 (provided Executive has no less than 10 years of continuous service with Company and/or any subsidiary, division or affiliate of the Company, including Parent, as of such termination), all of Executive’s stock options and other equity awards outstanding at termination of Executive’s employment shall continue to vest for four (4) years after the termination as if Executive remained employed through such time, and such stock options shall remain outstanding through the original expiration date of the stock options (disregarding any earlier expiration date based on Executive’s termination of employment).

5. Certain Termination Benefits. Subject to Section 6(a) hereof, in the event (i) the Company terminates Executive’s employment without Cause pursuant to Section 4(c) or (ii) Executive terminates his employment pursuant to Section 4(d) after a material breach by the Company (which the Company fails to cure within ten days after written notice of such breach from Executive delivered to the Company within thirty days of such material breach):

(a) Base Salary and Incentive Bonus. The Company shall continue to pay to Executive his Base Salary (as in effect as of the date of such termination) and Incentive Bonus based upon the assumption that Executive would have fulfilled the requirements to earn his Incentive Bonus at target that would have been payable hereunder to Executive from the date of such termination for a period of twenty-four (24) months following the termination (and a prorated portion for any partial year). The Company shall continue to pay to Executive his Base Salary (as in effect as of the date of such termination) no less frequently than monthly in accordance with the Company’s normal payroll procedures, beginning with the first payroll date after the date of termination of Executive’s employment and continuing for twenty-four (24) months immediately following the termination. The Company also shall pay to Executive an Incentive Bonus for each Company fiscal year (and a pro rata amount for each partial Company fiscal year) during the twenty-four (24) months immediately following Executive’s termination of employment in an amount equal to the target bonus Executive would have received had he fulfilled the requirements to earn his Incentive Bonus that would have been payable during such time (or pro rata amount of such bonus for any partial Company fiscal year) with the Incentive Bonus for any fiscal year or partial year to be paid after the end of such fiscal or partial year and within two and one-half (2-1/2) months thereafter. Notwithstanding the foregoing, all payments to be made or benefits to be provided under this Section are subject to the provisions of Section 5(f) and (h) below.

(b) Stock. Subject to Section 9 hereof, on and as of the effective date of the termination of employment, all of Executive’s outstanding time-based stock options, restricted stock unit and other equity award grants under the Company’s stock option and other benefit plans shall immediately vest, and all performance-based stock options, restricted stock units and other equity award grants shall continue to vest as if Executive remained employed through the applicable vesting date(s) set forth therein, if the termination of Executive’s employment under this Section 5 occurs before Executive attains age 62 or older with ten or more years of continuous service with Company and/or any subsidiary, division or affiliate of the Company, including Parent. Additionally, all of Executive’s outstanding stock options shall remain outstanding until the original expiration date of the stock options (disregarding any earlier expiration date based on Executive’s termination of employment).

(c) Life Insurance. For a period of twenty-four (24) months immediately following termination of employment (the “Life Insurance Premium Payment Period”), the Company shall pay to Executive an amount in cash equal to the Company’s cost of providing Executive with group and additional life insurance coverage if he had remained employed during the Life Insurance Premium Payment Period. Such cash payment shall be paid no less frequently than monthly in accordance with the Company’s normal payroll procedures and subject to applicable withholding, beginning with the first payroll date after the date of termination of Executive’s employment and continuing for the Life Insurance Premium Payment Period.

(d) Medical Insurance. For a period of the earlier of (i) twenty-four (24) months immediately following termination of employment, and (ii) Executive becoming eligible for group medical insurance coverage under another employer’s plan (the “Health Benefits Continuation Period”), the Company shall pay to Executive an amount in cash equal to the excess of (x) the cost to continue participation in any group medical, dental, vision and/or prescription drug plan benefits to which Executive and/or Executive’s eligible dependents would be entitled under Section 4980B of the Code (“COBRA”), over (y) the amount that Executive would have had to pay for such coverage if he had remained employed during the Health Benefits Continuation Period and paid the active employee rate for such coverage; provided, however, the Company’s payment of such costs shall be deemed to be taxable income to Executive in accordance with applicable rules and regulations. Such cash payment shall be paid no less frequently than monthly in accordance with the Company’s normal payroll procedures and subject to applicable withholding, beginning with the first payroll date after the date of termination of Executive’s employment and continuing for the Health Benefits Continuation Period.

(e) Group Disability. For a period of twenty-four (24) months immediately following termination of employment (subject in the case of long-term disability to the availability of such coverage under Company’s insurance policy) (the “Disability Premium Payment Period”), the Company shall pay to Executive an amount in cash equal to the Company’s cost of providing Executive with coverage under the Company’s group disability plan if he had remained employed during the Disability Premium Payment Period. Such cash payment shall be paid no less frequently than monthly in accordance with the Company’s normal payroll procedures and subject to applicable withholding, beginning with the first payroll date after the date of termination of Executive’s employment and continuing for the Disability Premium Payment Period.

(f) Section 409A. Notwithstanding any other provisions of this Agreement, it is intended that any payment or benefit which is provided pursuant to or in connection with this Agreement and which is considered to be nonqualified deferred compensation subject to Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”), will be provided and paid in a manner, and at such time, as complies with Section 409A of the Code. For purposes of this Agreement, all rights to payments and benefits hereunder shall be treated as rights to receive a series of separate payments and benefits to the fullest extent allowed by Section 409A of the Code. If Executive is a key employee (as defined in Section 416(i) of the Code without regard to paragraph (5) thereof) and any of Company’s stock is publicly traded on an established securities market or otherwise, then the payment of any amount or provision of any benefit under this Agreement which is considered to be nonqualified deferred compensation subject to Section 409A of the Code shall be deferred for six (6) months after the Termination Date or, if earlier, Executive’s death (the “409A Deferral Period”), as required by Section 409A(a)(2)(B)(i) of the Code. In the event payments are otherwise due to be made in installments or periodically during such 409A Deferral Period, the payments which would otherwise have been made in the 409A Deferral Period shall be accumulated and paid in a lump sum as soon as the 409A Deferral Period ends, and the balance of the payments shall be made as otherwise scheduled. In the event, benefits are otherwise to be provided hereunder during such 409A Deferral Period, any such benefits may be provided during the 409A Deferral Period at Executive’s expense, with Executive having a right to reimbursement for such expense from the Company as soon as the 409A Deferral Period ends, and the balance of the benefits shall be provided as otherwise scheduled. For purposes of this Agreement,

Executive’s termination of employment shall be construed to mean a “separation from service” within the meaning of Section 409A of the Code where it is reasonably anticipated that no further services will be performed after such date or that the level of bona fide services Executive would perform after that date (whether as an employee or independent contractor) would permanently decrease to less than fifty percent (50%) of the average level of bona fide services performed over the immediately preceding thirty-six (36)-month period. Without limitation, if any payment or benefit which is provided pursuant to or in connection with this Agreement and which is considered to be nonqualified deferred compensation subject to Section 409A of the Code fails to comply with Section 409A of the Code, and Executive incurs any additional tax, interest and penalties under Section 409A of the Code, Company will pay Executive an additional amount so that, after paying all taxes, interest and penalties on such additional amount, Executive has an amount remaining equal to such additional tax, interest and penalties. All payments to be made to Executive pursuant to the immediately preceding sentence shall be payable no later than when the related taxes, interest and penalties are to be remitted. Any right to reimbursement incurred due to a tax audit or litigation addressing the existence or amount of any tax liability addressed in the immediately preceding sentence must be made no later than when the related taxes, interest and penalties that are the subject of the audit or litigation are to be remitted to the taxing authorities or, where no such taxes, interest and penalties are remitted, within thirty (30) days of when the audit is completed or there is a final non-appealable settlement or resolution of the litigation.

(g) Offset. Any benefits received by Executive in connection with any other employment that are reasonably comparable, but not necessarily as beneficial, to Executive as the benefits set forth in clauses (c), (d) and (e) above then being provided by the Company pursuant to this Section 5, shall be deemed to be the equivalent of, and shall terminate the Company’s responsibility to continue providing, the benefits set forth in clauses (c), (d) and (e) above then being provided by the Company pursuant to this Section 5. The Company acknowledges that if Executive’s employment with the Company is terminated, Executive shall have no duty to mitigate damages. For the avoidance of doubt, the offset provided by this Section 5(g) shall not apply to the benefits provided to Executive under clauses (a) or (b) of this Section 5.

(h) General Release. Acceptance by Executive of any amounts pursuant to this Section 5 shall, to the fullest extent permitted by applicable law, constitute a full and complete release by Executive of any and all claims Executive may have against the Company, its officers, directors and affiliates, including, but not limited to, claims he might have relating to Executive’s cessation of employment with the Company; provided, however, that there may properly be excluded from the scope of such general release the following:

(i) claims that Executive may have against the Company for reimbursement of ordinary and necessary business expenses incurred by him during the course of his employment;

(ii) claims that may be made by the Executive for payment of Base Salary, fringe benefits or stock options properly due to him; or

(iii) claims respecting matters for which the Executive is entitled to be indemnified under the Company’s Certificate of Incorporation or Bylaws, respecting third party claims asserted or third party litigation pending or threatened against the Executive.

Notwithstanding the foregoing, as a condition to the payment to Executive of any amounts pursuant to this Section 5, Executive shall execute and deliver to the Company a release in the customary form then being used by the Company, which may include non-disparagement and confidentiality agreements. In exchange for such release, the Company shall, if Executive’s employment is terminated without Cause, or as the result of a material breach by the Company (which the Company fails to cure within thirty days after written notice of such breach from Executive delivered to the Company within thirty days of such material breach), provide a release to Executive, but only with respect to claims against Executive which are actually known to the Company as of the time of such termination. Executive will be required to execute and not revoke the Company’s standard written release of any and all claims against the Company and all related parties with respect to all matters arising out of Executive’s employment by the Company (other than as described above) no later than thirty (30) days following Executive’s termination of employment (or such later time as the Company may permit). If the Executive does not provide such release, within the period for revoking same having already expired, then Company shall not be required to pay any further amounts pursuant to this Section 5 and Executive will be required to return to the Company any amounts previously paid pursuant to this Section 5. Notwithstanding any other provision of this Agreement, if the thirty day period for executing and not revoking such release spans more than one calendar year, no payments to Executive of any amounts pursuant to this Section 5 shall be made until the subsequent calendar year.

6. Effect of Change in Control.

(a) If within one year following a “Change of Control” (as hereinafter defined), Executive terminates his employment with the Company for Good Reason (as hereinafter defined) or the Company terminates Executive’s employment for any reason other than Cause, death or disability, the Company shall pay to Executive:

(1) an amount equal to two times the Executive’s Base Salary as of the date of termination;

(2) an amount equal to two times the average Incentive Bonus paid to Executive for the two fiscal years immediately preceding the date of termination (and a pro rata portion for any partial year);

(3) for a period of twenty-four (24) months immediately following termination of employment (the “CIC Life Insurance Premium Payment Period”), an amount in cash equal to the Company’s cost of providing Executive with group and additional life insurance coverage if he had remained employed during the CIC Life Insurance Premium Payment Period;

(4) for a period of the earlier of (i) twenty-four (24) months immediately following termination of employment, and (ii) Executive becoming eligible for group medical insurance coverage under another employer’s plan (the “CIC Health Benefits Continuation Period”), an amount in cash equal to the excess of (x) the cost to continue participation in any group medical, dental, vision and/or prescription drug plan benefits to which Executive and/or Executive’s eligible dependents would be entitled under COBRA, over (y) the amount that Executive would have had to pay for such coverage if he had remained employed during the CIC Health Benefits Continuation Period and paid the active employee rate for such coverage; provided, however, the Company’s payment of such costs shall be deemed to be taxable income to Executive in accordance with applicable rules and regulations;

(5) for a period of twenty-four (24) months immediately following termination of employment (subject in the case of long-term disability to the availability of such coverage under Company’s insurance policy) (the “CIC Disability Premium Payment Period”), an amount in cash equal to the Company’s cost of providing Executive with coverage under the Company’s group disability plan if he had remained employed during the CIC Disability Premium Payment Period; and

(6) subject to Section 9 hereof, on and as of the effective date of the termination of employment, (i) all of Executive’s outstanding time-based stock options, restricted stock units and other equity award grants under the Company’s stock option and other benefit plans shall immediately vest and (ii) Executive’s performance-based stock options, restricted stock units and other equity award grants under the Company’s stock option and other benefit plans shall immediately vest with respect to that amount, if any, of the performance-based stock options, restricted stock units and other equity award grants as the Board of Directors or Compensation Committee of Parent or its successor in its good faith discretion shall reasonably determine (which can be determined before or after the Change in Control and which amount can be zero, the maximum amount that is available to vest or anywhere in between) after taking into consideration all relevant facts available to the parties at the time of such determination. Any stock options, restricted stock units and other equity award grants that are not then vested shall be forfeited without any consideration therefor.

The Company shall pay the amounts set forth in (1) and (2) above in one lump sum payment as soon as administratively practicable (and within thirty (30) days) following Executive’s termination of employment and subject to applicable withholding. The benefits provided under (3), (4) and (5) above shall be provided no less frequently than monthly following the date of termination of employment in accordance with the Company’s normal payroll procedures and subject to applicable withholding, beginning with the first payroll date after the date of termination of Executive’s employment and continuing for the CIC Life Insurance Premium Payment Period, the CIC Health Benefits Continuation Period and the CIC Disability Premium Payment Period, respectively. Additionally, Executive’s outstanding stock options shall remain outstanding until the original expiration date of the stock options (disregarding any earlier expiration date based on Executive’s termination of employment). Notwithstanding the foregoing, all payments to be made and benefits to be provided under this Section are subject to the provisions of Section 5(f) and (h) above.

(b) “Change of Control” shall mean the date as of which: (i) there shall be consummated (1) any consolidation or merger of Parent to which the Parent is not the continuing or surviving corporation or pursuant to which the ordinary shares of Parent would be converted into cash, securities or other property, other than a merger of Parent in which the holders of Parent’s ordinary shares immediately prior to the merger own more than 50% of the total fair market value or total voting power of the continuing or surviving entity, or (2) any sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of all, or substantially all, of the assets of Parent or (ii) the stockholders of Parent approve any plan or proposal for the liquidation or dissolution of Parent; or (iii) otherwise (any person) as such term is used in Sections 13(d) and 14(d)(2) of the Securities Exchange Act of 1934, as amended, (the “Exchange Act”)), shall become the beneficial owner (within the meaning of Rule 13d-3 under the Exchange Act) of 30% or more of Parent’s outstanding ordinary shares (in a single transaction or within twelve (12) months from the date of the final acquisition) or (iv) during any one year, individuals who at the beginning of such period constitute the entire Board of Directors of Parent shall cease for any reason to constitute a majority thereof unless the election, or the nomination for election by the Parent’s stockholders, of each new director was approved by a vote of at least two-thirds of the directors still then in office who were directors at the beginning of the period. This definition of “Change in Control” is intended to comply with the definition of a change in the ownership or effective control of Parent or in the ownership of a substantial portion of the assets of Parent within the meaning of Section 409A(a)(2)(A)(v) of the Code and shall be construed consistent with that intent.

(c) “Good Reason” shall mean any of the following actions taken by the Company without the Executive’s written consent after a Change of Control:

(i) The assignment to the Executive by the Company or Parent of duties inconsistent with, or the reduction of the powers and functions associated with, the Executive’s position, duties, responsibilities and status with the Company or Parent immediately prior to a Change of Control or Potential Change of Control (as defined below), or an adverse change in Executive’s titles or offices as in effect immediately prior to a Change of Control or Potential Change of Control, or any removal of the Executive from or any failure to re-elect Executive to any of such positions, except in connection with the termination of his employment for Disability or Cause or as a result of Executive’s death except to the extent that a change in duties relates to the elimination of responsibilities attendant to Parent no longer being a publicly traded company;

(ii) A reduction by the Company or Parent in the Executive’s Base Salary as in effect on the date of a Change of Control or Potential Change of Control, or as the same may be increased from time to time during the term of his Agreement;

(iii) The Company or Parent shall require the Executive to be based anywhere other than at Parent’s principal executive offices or the location where the Executive is based on the date of a Change of Control or Potential Change of Control, or if Executive agrees to such relocation, the Company fails to reimburse the Executive for moving and all other expenses reasonably incurred with such move;

(iv) The Company or Parent shall fail to continue in effect any Company-sponsored plan or benefit that is in effect on the date of a Change of Control or Potential Change of Control, that provides (A) annual incentive or bonus compensation, (B) fringe benefits such as vacation, medical benefits, life insurance and dental insurance, (C) reimbursement for reasonable expenses incurred by the Executive in connection with the performance of duties with the Company, or (D) pension benefits such as a Code Section 401(k) plan and the Company’s nonqualified defined benefit plan, except to the extent that such plans taken as a whole are replaced with substantially comparable plans;

(v) Any material breach by the Company of any provision of this Agreement; or

(vi) Any failure by the Company or Parent to obtain the assumption of this Agreement by any successor or assign of the Company or Parent effected in accordance with the provisions of Section 6.

(d) “Potential Change of Control” shall mean the date as of which (1) Parent enters into an agreement the consummation of which, or the approval by shareholders of which, would constitute a Change of Control; (ii) proxies for the election of Directors of Parent are solicited by anyone other than Parent; (iii) any person (including, but not limited to, any individual, partnership, joint venture, corporation, association or trust) publicly announces an intention to take or to consider taking actions which, if consummated, would constitute a Change of Control; or (iv) any other event occurs which is deemed to be a Potential Change of Control by the Board of Parent and the Board of Directors of Parent adopts a resolution to the effect that a Potential Change of Control has occurred.

(e) Anything in this Agreement to the contrary notwithstanding, in the event it shall be determined that any payment or distribution by the Company to or for the benefit of Executive (whether paid or payable or distributed or distributable pursuant to the terms of this Agreement or otherwise) (a “Payment”) would be subject to the excise tax (the “Excise Tax”) imposed by Section 4999 of the Code, then, prior to the making of any such Payment to Executive, the Payment shall be limited to the extent necessary to avoid being subject to the Excise Tax. In that event, cash payments shall be modified or reduced first on a pro rata basis, then any other benefits on a pro rata basis and finally any vesting of equity awards on a pro rata basis. The determination of whether an Excise Tax would be imposed, the amount of such Excise Tax, and the calculation of the amounts referred to herein shall be made by an independent accounting firm selected by the Company and reasonably acceptable to Executive, at the Company’s expense (the “Accounting Firm”), and the Accounting Firm shall provide detailed supporting calculations. Any determination by the Accounting Firm shall be binding upon the Company and Executive. As a result of the uncertainty in the application of Section 4999 of the Code at the time of the initial determination by the Accounting Firm hereunder, it is possible that Payments which Executive was entitled to, but did not receive pursuant to this Section 6(e), could have been made without the imposition of the Excise Tax (“Underpayment”). In such event, the Accounting Firm shall determine the amount of the Underpayment that has occurred and any such Underpayment shall be promptly paid by the Company to or for the benefit of Executive.

7. Non-Competition.

(a) As used in this Section:

“Business of Company” means providing products and services to broadband internet service providers which support a full range of integrated voice, video and high-speed data services to the subscribers of such providers.

“Competing Business” means any person, business or subdivision of a business which substantially engages in the Business of Company, or which is actively planning to engage in the Business of Company, excluding subdivisions of a business, if any, which are unrelated to the Business of Company.

“Restricted Period” means the period beginning on the Termination Date and ending twenty-four (24) months after the Termination Date.

“Restricted Territory” means, and is limited to, the following currently delineated Metropolitan Statistical Areas (MSA) as defined by the U.S. Office of Management and Budget as of the Effective Date: (1) Atlanta - Sandy Springs - Roswell, (2) Denver – Aurora - Lakewood, (3) Portland - Vancouver - Salem, (4) Philadelphia - –Reading - Camden, (5) New York - Newark – Jersey City, (6) San Jose - San Francisco - Oakland , (7) Los Angeles - Long Beach, (8) Anaheim – Santa Ana – Irvine and (9) St. Louis. Executive acknowledges and agrees that this is the area in which the Company does business at the time of execution of this Agreement, and in which Executive will have responsibility, at a minimum, on behalf of the Company.

“Material Contact” means contact in furtherance of the business interests of Company between Executive and an employee, independent contractor, actual or prospective customer, or an actual or prospective vendor of the Company (i) with whom or which Executive communicated in person, by telephone or by paper or electronic correspondence, (ii) whose dealings with the Company or its subsidiaries or affiliates were coordinated or supervised by Executive, (iii) about whom or which Executive obtained Trade Secrets while employed by the Company or its affiliates or (iv) who receives products or services of the Company, the sale or provision of which results or resulted in compensation, commissions, or earnings for Executive within the two (2) years prior to the Termination Date.

(b) Executive agrees that during Executive’s employment hereunder and during the Restricted Period, Executive shall not, within the Restricted Territory, perform services on his own behalf or on behalf of any other person or entity, which are the same as or similar to those he provided to Company and which support any business activities which compete with the Business of Company.

(c) Executive agrees that during Executive’s employment hereunder and during the Restricted Period, Executive shall not, directly or indirectly, solicit any actual or prospective customers of Company with whom Executive had Material Contact, for the purpose of selling any products or services which compete with the Business of Company.

(d) Executive agrees that during Executive’s employment hereunder and during the Restricted Period, Executive shall not, directly or indirectly, solicit any actual or prospective vendor of Company with whom Executive had Material Contact, for the purpose of providing products or services in support of any business activities which would violate clause (b) above.

(e) Executive agrees that during Executive’s employment hereunder and during the Restricted Period, Executive shall not, directly or indirectly, solicit or induce any employee or independent contractor of Company with whom Executive had Material Contact to terminate such employment or contract with Company.

Notwithstanding the foregoing, it is understood and agreed that, without limitation on other available remedies, the restrictions on Executive set forth in this Section 7(b), (c), (d) and (e) hereof shall not be applicable at any time that Company is in breach of its contractual obligations to Executive under this Agreement or the ARRIS Group, Inc. Supplemental Retirement Benefits Plan (the “Excess Benefit Plan”) following the thirty (30) days after being notified in writing by Executive of such breach and failure of Company to cure same. In the event Company cures such breach, the restrictions set forth in Sections 7(b), (c), (d) and (e) hereof shall continue pursuant to their terms as if such breach never occurred.

8. Nondisclosure of Trade Secrets. During the term of this Agreement, Executive will have access to and become familiar with various trade secrets and proprietary and confidential information of the Company, its subsidiaries and affiliates and their employees, contractors, customers, vendors, agents and similar parties, including, but not limited to, processes, designs, computer programs, compilations of information, records, sales procedures, customer requirements, pricing techniques, product plans, marketing plans, strategic plans, customer lists, methods of doing business and other confidential information (collectively, referred to as “Trade Secrets”) which are owned by the Company, its subsidiaries and/or affiliates and regularly used in the operation of its or their business, and as to which the Company, its subsidiaries and/or affiliates take precautions to prevent dissemination to persons other than certain directors, officers and employees. Executive acknowledges and agrees that the Trade Secrets (1) are secret and not known in the industry; (2) give the Company or its subsidiaries or affiliates an advantage over competitors who do not know or use the Trade Secrets; (3) are of such value and nature as to make it reasonable and necessary to protect and preserve the confidentiality and secrecy of the Trade Secrets; and (4) are valuable, special and unique assets of the Company or its subsidiaries or affiliates, the disclosure of which could cause substantial injury and loss of profits and goodwill to the Company or its subsidiaries or affiliates. Executive may not use in any way or disclose any of the Trade Secrets, directly or indirectly, either during the term of this Agreement or at any time thereafter, except as required in the course of his employment under this Agreement, if required in connection with a judicial or administrative proceeding, or if the information becomes public knowledge other than as a result of an unauthorized disclosure by the Executive. All files, records, documents, information, data and similar items relating to the business of the Company, whether prepared by Executive or otherwise coming into his possession, will remain the exclusive property of the Company and may not be removed from the premises of the Company under any circumstances without the prior written consent of the Board (except in the ordinary course of business during Executive’s period of active employment under this Agreement), and in any event must be promptly delivered to the Company upon termination of Executive’s employment with the Company. Anything herein to the contrary notwithstanding, Executive shall not be restricted from: (i) disclosing information that is required to be disclosed by law, court order or other valid and appropriate legal process; provided, however, that in the event such disclosure is required by law, court order or other valid and appropriate legal process, Executive shall provide the Company with prompt notice of such requirement so that the Company may seek an appropriate protective order prior to any such required disclosure by Executive; or (ii) reporting possible violations of federal, state, or local law or regulation to any governmental agency or entity, or from making other disclosures that are protected under the whistleblower provisions of federal, state, or local law or regulation, and Employee shall not need the prior authorization of the Company to make any such reports or disclosures and shall not be required to notify the Company that Executive has made such reports or disclosures. Executive shall not be held criminally or civilly liable under any federal or State trade secret law for the disclosure of a Trade Secret that (A) is made (i) in confidence to a federal, state, or local government official, either directly or indirectly, or to an attorney; and (ii) solely for the purpose of reporting or investigating a suspected violation of law or (B) is made in a complaint or other document filed in a lawsuit or other proceeding, if such filing is made under seal. If Executive files a lawsuit for retaliation by the Company for reporting a suspected violation of law, Executive may disclose the Trade Secret to Executive’s attorney and use the Trade Secret information in the court proceeding, if Executive (A) files any document containing the Trade Secret under seal and (B) does not disclose the Trade Secret, except pursuant to court order.

9. Return of Profits. In the event that Executive violates any of the provisions of Sections 7 or 8 hereof or fails to provide the notice required by Section 4(d) hereof, the Company shall be entitled to receive from Executive the profits, if any, received by Executive upon exercise of any Company granted stock options or stock appreciation rights or upon lapse of the restrictions on any grant or restricted stock to the extent such options or rights were exercised, or such restrictions lapsed, subsequent to six months prior to the termination of Executive’s employment.

10. Severability. The parties hereto intend all provisions of Sections 7, 8 and 9 hereof to be enforced to the fullest extent permitted by law. Accordingly, should a court of competent jurisdiction determine that the scope of any provision of Sections 7, 8 or 9 hereof is too broad to be enforced as written, the parties intend that the court reform the provision to such narrower scope as it determines to be reasonable and enforceable. In addition, however, Executive agrees that the nonsolicitation and nondisclosure agreements set forth above each constitute separate agreements independently supported by good and adequate consideration shall be severable from the other provisions of, and shall survive, this Agreement. Except as otherwise expressly set forth in the last paragraph of Section 7 above, the existence of any claim or cause of action of Executive against the Company, whether predicated on this Agreement or otherwise, shall not constitute a defense to the enforcement by the Company of the covenants of Executive contained in the nonsolicitation and nondisclosure agreements. If any provision of this Agreement is held to be illegal, invalid or unenforceable under present or future laws effective during the term hereof, such provision shall be fully severable and this Agreement shall be construed and enforced as if such illegal, invalid or unenforceable provision never constituted a part of this Agreement; and the remaining provisions of this Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid or unenforceable provision or by its severance herefrom. Furthermore, in lieu of such illegal, invalid or unenforceable provision, there shall be added as part of this Agreement, a provision as similar in its terms to such illegal, invalid or enforceable provision as may be possible and be legal, valid and enforceable.

11. Arbitration - Exclusive Remedy. ☒☒ Initial here to signify assent

(a) The parties agree that the exclusive remedy or method of resolving all disputes or questions arising out of or relating to this Agreement shall be arbitration. Arbitration shall be held in Atlanta, Georgia by three arbitrators, one to be appointed by the Company, a second to be appointed by Executive, and a third to be appointed by those two arbitrators. The third arbitrator shall act as chairman. Any arbitration may be initiated by either party by written notice (“Arbitration Notice”) to the other party specifying the subject of the requested arbitration and appointing that party’s arbitrator. For purposes of this Agreement and included within those persons or entities within Company who are covered by this provision are all affiliated, predecessor and successor companies along with all officers or directors of Company.

(b) If (i) the non-initiating party fails to appoint an arbitrator by written notice to the initiating party within ten days after the Arbitration Notice, or (ii) the two arbitrators appointed by the parties fail to appoint a third arbitrator within ten days after the date of the appointment of the second arbitrator, then the American Arbitration Association, upon application of the initiating party, shall appoint an arbitrator to fill that position.

(c) The arbitration proceeding shall be conducted in accordance with the rules of the American Arbitration Association. A determination or award made or approved by at least two of the arbitrators shall be the valid and binding action of the arbitrators. The costs of arbitration (exclusive of the expense of a party in obtaining and presenting evidence and attending the arbitration and of the fees and expenses of legal counsel to a party, all of which shall be borne by that party) shall be borne by the Company only if Executive receives substantially the relief sought by him in the arbitration, whether by settlement, award or judgment; otherwise, the costs shall be borne equally between the parties. The arbitration determination or award shall be final and conclusive on the parties, and judgment upon such award may be entered and enforced in any court of competent jurisdiction. To the extent the Company is required to reimburse Executive for any such cost, fees and expenses, the Company shall reimburse such costs, fees and expenses within 90 days following the final determination, award, judgment or settlement.

12. Miscellaneous.

(a) Notices. Any notices, consents, demands, requests, approvals and other communications to be given under this Agreement by either party to the other must be in writing and must be either (i) personally delivered, (ii) mailed by registered or certified mail, postage prepaid with return receipt requested, (iii) delivered by overnight express delivery service or same-day local courier service, or (iv) delivered by telex, facsimile transmission or e-mail, to the address set forth below, or to such other address as may be designated by the parties from time to time in accordance with this Section 12(a):

If to the Company:	Arris Group, Inc.
3871 Lakefield Drive
Suwanee, Georgia 30024
Attention: Patrick Macken patrick.macken@arris.com

If to Executive:
Bruce McClelland

Notices delivered personally or by overnight express delivery service or by local courier service are deemed given as of actual receipt. Mailed notices are deemed given three business days after mailing. Notices delivered by telex or facsimile transmission are deemed given upon receipt by the sender of the answer back (in the case of a telex) or transmission confirmation (in the case of a facsimile transmission).

(b) Entire Agreement. This Agreement supersedes any and all other agreements, either oral or written, between the parties with respect to the subject matter of this Agreement and contains all of the covenants and agreements between the parties with respect to the subject matter of this Agreement.

(c) Modification. No change or modification of this Agreement is valid or binding upon the parties, nor will any waiver of any term or condition in the future be so binding, unless the change or modification or waiver is in writing and signed by the parties to this Agreement.

(d) Governing Law and Venue. The parties acknowledge and agree that this Agreement and the obligations and undertakings of the parties under this Agreement will be performable in Georgia. This Agreement is governed by, and construed in accordance with, the laws of the State of Georgia. If any action is brought to enforce or interpret this Agreement, venue for the action will be in Georgia. The Parties agree that they will not file any action arising out of or relating in any way to this Agreement other than in the United States District Court for the Northern District of Georgia or the Superior Court(s) of the county in which either the Executive or Company (or both) resides at the time the action is filed. The Parties consent to personal jurisdiction and venue solely within these forums and waive all possible objections thereto. Executive waives any defense to enforcement of the provisions of this Agreement by injunction or otherwise based on claims Executive has or alleges to have against the Company except as otherwise expressly set forth in the last paragraph of Section 7 above.

e) Counterparts. This Agreement may be executed in counterparts, each of which constitutes an original, but all of which constitutes one document.

(f) Costs. If any action at law or in equity is necessary to enforce or interpret the terms of this Agreement, each party shall bear its own costs and expenses.

(g) Estate. If Executive dies prior to the expiration of the term of employment or during a period when monies are owing to him, any monies that may be due him from the Company under this Agreement as of the date of his death shall be paid to his estate and as when otherwise payable.

(h) Assignment. The Company shall have the right to assign this Agreement to its successors or assigns. The terms “successors” and “assigns” shall include any person, corporation, partnership or other entity that buys all or substantially all of the Company’s assets or all of its stock, or with which the Company merges or consolidates. The rights, duties and benefits to Executive hereunder are personal to him, and no such right or benefit may be assigned by him.

(i) Binding Effect. This Agreement is binding upon the parties hereto, together with their respective executors, administrators, successors, personal representatives, heirs and permitted assigns.

(j) Waiver of Breach. The waiver by the Company or Executive of a breach of any provision of this Agreement by Executive or the Company may not operate or be construed as a waiver of any subsequent breach.

13. Rabbi Trust. The Company will establish an irrevocable grantor trust (as described in Section 671 of the Internal Revenue Code) for the purpose of accumulating assets to provide for any retirement obligations owed to Executive under the Excess Benefit Plan. The assets and income of such trust shall be subject only to the claims of the creditors of the Company in the event of the Company’s insolvency as defined in Rev. Proc. 92-64, 1992-2 C.B. 422. The establishment of such trust shall not affect the Company’s liability to pay benefits except that any liability under the Excess Benefit Plan shall be offset by any payments actually made to Executive from such trust. The Company will reasonably determine the amount to contribute to such trust pursuant to the requirements of the Excess Benefit Plan, and the investment of the assets of the trust shall be made in accordance with the terms of the trust document. Without limitation, but only to the extent not prohibited by Section 409A(b) of the Code, the Company agrees to contribute to the trust pursuant to the requirements of the Excess Benefit Plan sufficient amounts to provide for the Company’s liability to pay the benefits under such Excess Benefit Plan no later than when a “Change of Control” occurs. The terms of the trust shall contain such provisions as may be necessary to qualify the trust as a “rabbi trust” under applicable rules so that the supplemental retirement benefits may be considered “unfunded” for purposes of the Employee Retirement Income Security Act of 1974, as amended.

[Signature continued on next page]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

“Company”

ARRIS GROUP, INC.

By:	/s/ Patrick Macken
Name:	Patrick Macken
Title:	SVP and Secretary

“Executive”

/s/ Bruce McClelland
Bruce McClelland